HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Capital, LLC (the "Company") was organized in 2009 in the State of New Jersey as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange (the "CBOE").

The Company engages in the trading of equity securities on their own account. The Company provides these services through its home office in Jersey City, New Jersey.

Starting May 2012, the company became self-clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC")

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

Income taxes:

The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The Company's taxable income or loss is reportable by its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2011, through current are subject to IRS and other jurisdictions tax examinations.

HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 26, 2015, the date on which the financial statements were available to be issued.

NOTE C – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable
Receivable from clearing organizations	$ 30,200
Receivable from broker-dealers	$ 170,258

NOTE D – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

NOTE D – FAIR VALUE (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis As of December 31, 2015					
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Other assets	$ 40	$ 30,699	$ -	$ -	$ 30,739

During 2015, there were no transfers between levels.

NOTE E – RELATED PARTY TRANSACTIONS

All related party companies are controlled by the class A members of Hold Brothers Capital, LLC.

At December 31, 2015, the following are included in receivable from related parties, on an open account basis:

Skeffington Asset Management, Inc.	$	137,938
Hold Brothers, Inc.		16,472
Trenchant Funds, USA		224,911
Tafferer Trading, LLC		108,734
Trenchant Capital, LLC		404
Total:	$	488,459

At December 31, 2015, the Company owes Holdsoftware.com $692,346, on an open account basis, and is included in payable to related party.

At December 31, 2015, $50,694, included in accrued expenses, is payable to certain Class B members.

NOTE F – MARKET AND CREDIT RISK

The Company enters into various transactions to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

At December 31, 2015, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $4,139,025, which was $4,039,025 in excess of its required net capital of $100,000. The Company ratio of aggregate indebtedness to net capital was .26 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE H – COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is subject to proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, deposits, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments.

NOTE J – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – SUBSEQUENT EVENTS

In January of 2016, Class A members contributed $650,000 in capital. In February of 2016, the Company moved its home office to New York, New York.